Mail Stop 6010

									December 2, 2005

Samuel P. Chapman
Chief Executive Officer
Berman Center, Inc.
211 East Ontario - Suite 800
Chicago, Illinois  60611


Re:  	Berman Center, Inc.
Form SB-2/A-2 Registration Statement
	File No. 333-126387


Dear Mr. Chapman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. The effectiveness of your Form 10-SB does not result in you being current in your periodic filing obligations. The only way for you to become current is to file all the delinquent periodic reports. Please revise your registration statement to explain that you are a delinquent filer and to explain the consequences of being a delinquent filer.


Prospectus Summary - page 3

2. The revised disclosure continues to describe the activities you hope to engage in in the future as if they are your current business.
For example, the first sentence under "The Company" states that you
"are a multimedia enterprise specializing in women`s health, active
across the domains of radio, television, and print media,
including
books, magazines and newspapers." However, 60% of your revenue during 2004 and 83% of your revenue to date in 2005 comes from "clinical services" and none of your revenue has come from radio, television or print media. Please revise the disclosure to clearly distinguish the specific business activities you are currently
engaged in from those you hope to engage in in the future.   Also,
as
we previously requested, be more specific about your plans for the future, including the amount and source of funds you will use for your new business activities. The presentation should also be balanced, including a brief discussion of any impediments that could keep you from achieving your goals. Currently, the disclosure does not identify any impediments that could keep you from achieving your goals.

3. Currently your disclosure contains industry jargon and acronyms that are not likely to be familiar to your readers. Please delete the terms "premier name," "multi-faceted platform," "vasodilators,"
"SSRI`s" and "SNRI`s." If the term "phlebotomy" is necessary to the discussion of what your employees do, explain what it refers to.

4. Please expand the second paragraph to disclose the amount of your losses since 2003 and the reasons for the decrease in your revenues from 2004 to the present.

5. Since it does not appear that you have recognized any revenue from seminars and conferences since June 30, 2004, it is unclear why you are highlighting these activities in the summary. Please eliminate the inference that you are currently receiving revenue from a continuing medical education course. Please also delete the names of the hotels you have held the course at in the past and where you will hold the course in the future. This is not the kind of information that belongs in the summary. Please make similar revisions to the discussion of your research activities since you also have not received revenue from these activities in the current year.

6. Please revise the fourth paragraph to clarify whether you have received any revenue to date from the television production business
	and disclose when you will receive the production fees generated and who will pay them to you. Indicate whether the fees are guaranteed, or whether the series can be cancelled at any time. Please file your agreement with View Film as an exhibit to the registration statement.

7. Your description of the financial terms of the agreement with Showtime is not consistent with the provisions contained in the copy of the letter included as an exhibit to the registration statement.
The exhibit indicates that Showtime will pay View Film, not Berman Center, $375,000 per episode, and that you are entitled to a percentage of this fee. Please revise the disclosure accordingly. Also, it is unclear whether you have financial obligations under your agreement with View Film. If so, you should quantify the disclosure and briefly discuss what your financial obligations are.

8. Please revise the next to last paragraph under "Our Company" to clarify whether you have actually received any revenues to date from books authored by Dr. Berman, and whether you or Dr. Berman will receive the "final advanced payment" in January 2006. In this regard, we also note that the "$71,000 figure included in the registration statement is inconsistent with the figure included in the agreement with Hyperion. Please revise or advise.

9. Please update the information in the last paragraph under "Our
Company."

Risk Factors - page 6

We have a history of losses and we anticipate that our expenses will dramatically increase... - page 6

10. Please expand the risk factor to discuss the reasons for the decrease in revenues from 2004 to the present.

11. On page 36 you disclose that you are losing approximately $200,000 per month and that you intend to use approximately $500,000 in annual salaries for additions to your staff. Please include this, and the other material information discussed on page 36, in the risk factor. The revised risk factor disclosure should also identify what the "contingency plan" is.

12. The second paragraph of this risk factor appears to be
discussing
a different risk from that described in the subheading and the first
paragraph.  Please present it under an appropriate subheading of its
own and quantify the disclosure to the extent practicable.   You
need, for example, to discuss the amounts of funds you will need, the purposes to which you will put the funds and the anticipated source of those funds. You also need to address your specific plans for overcoming your "going concern" issues.



Our historical financial information does not reflect our current primary business strategy for achieving revenue growth. - page 6

13. Please disclose the proportion of your revenue attributable to each of your activities for the year to date. In this regard, although the fifth sentence refers to revenues "from the date of inception," it appears that you may actually be referring to the first six months of 2005.

14. In the fifth sentence of the risk factor, you refer to revenue from "media activities. Please replace this phrase with the word
"advertising."

15. Please revise the remainder of the risk factor to briefly describe who the parties are to the agreement with Showtime, what your agreement with View Film is, and your financial rights and obligations under the relevant agreements.


The market for female sexual health products and services is at an early stage and if market demand does not develop, we may not achieve or sustain revenue growth. - page 7

16. We have reviewed your response to comment 13, but we still do not understand what you mean when you say that the market for your products and services is at an "early stage." You have stated that your services include talk therapy, medicine, as practiced by physicians and nurse practitioners, phlebotomy and serum and saliva testing services, nutritional testing and yoga classes. As many of these services do not appear to be new, its unclear why the market for these services is at an early stage.

17. In the same comment, we asked you to disclose whether you had conducted market research to analyze the market for your products and services, and if so, to discuss the results of the research. The risk factor now refers to "the latest population research." Please be more specific about the research you are referring to. Provide us with documentation describing this research. The documentation should be marked to show the location of the information you are relying on. Additionally, revise the discussion to identify the party that performed this research. In the alternative, delete the reference to this research.

18. In comment 16 we asked you to discuss what your marketing and sales efforts would entail, who will carry them out, how much they will cost, the source of the funds you will use, and the timelines you anticipate in carrying out these activities. Your response does not address these issues. Please revise as we previously requested.
Additionally, these plans should be discussed in greater detail in the "Management`s Discussion and Analysis of Financial Conditions and
Results of Operations" and "Business" sections.

If we fail to protect and enforce our intellectual property rights or if licensors who license intellectual property rights to us fail to protect and enforce such licensors` intellectual property rights, our ability to license our technologies and to generate revenues would be impaired. - page 7

19. We have considered your response to comment 18. The revised risk factor continues to be too generic and abstract to be meaningful.
Be
specific about what "intellectual property" and "rights" you are referring to as well as who the "licensors" are.

We project rapid growth and change in our business and our failure to successfully manage this change could harm our business. - page 8

20. We have considered your response to comment 22, but the information in this risk factor continues to be very vague and generic. Please revise it to describe a risk and consequences that are specific to you and your situation. What is your "projection" based on? What time period are you referring to? What kinds of growth are you referring to? What sorts of management skills are required in this situation and do you currently have personnel with those skills? Please revise your risk factor accordingly.

Our future capital needs are uncertain... - page 11

21. Please relocate this risk factor so that it appears at the beginning of the list with the other risk factors related to your financial condition.

Provisions of our certificate of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our stockholders. - page 13

22. We are unable to locate the information you say you added in response to comment 59. Please clearly disclose that these provisions may also result in the entrenchment of management.

We have never paid any dividend and we do not intend to pay dividends in the foreseeable future. - page 14

23. Please revise to clearly state that investors might not be able to resell tgheir sharfes at or above the price they paid for them.


Selling Security Holders - page 15

24. Please add another column to the table to disclose the percentage of outstanding shares owned by the selling shareholders.

25. For each footnote in which an individual disclaims beneficial ownership of securities "except to the extent of his proportionate pecuniary interest therein," disclose the amount of such pecuniary interest.

Business - page 19

26. On page 19, please disclose when the medical education courses will be offered.

27. As noted earlier, the fee you will receive for each television episode appears to be a percentage of the $375,000. Please revise or advise.

28. We note your response to comment 72. However, it is still unclear whether you have to date received any revenues from any of Dr. Berman`s activities. Please revise each of the subsections that discuss Dr. Berman`s activities to clarify that the revenues from these activities go to your company and explain whether these revenues will continue to go to your company if Dr. Berman terminates her employment. For example, do you get paid for Dr. Berman`s columns in the Chicago Sun-Times or does Dr. Berman receive this revenue? If you receive them, where in your financial statements is the revenue located? Your disclosure here and elsewhere should clearly disclose when you began, or will begin, receiving these revenues. It should also disclose any costs/expenses you incur, or are obligated to incur, in regard to generating these revenues. For example, Dr. Berman`s contract with Hyperion indicates that she can, at her own expense, hire a writer to write, or assist her, in writing her book. We also note that you have employed a writer to do this for Dr. Berman. However, there is no discussion of the costs involved in regard to any of these agreements. Please revise the disclosure accordingly.

Revenue by Activity - page 20

29. Please replace the reference to "Radio/Media" with the word
"advertising."

30. Discuss the reasons for the decrease in revenue from 2004 to 2005.

Radio - page 20

31. We note your response to comment 75. However, you have not included a description of the material terms of the company`s financial relationship with UBC Radio. Also explain how the company earns revenue from radio advertising.

32. It appears from the discussion under "Corporate Relationships" on page 23 that all of your advertising revenue in 2005 has come from a single company, Summer`s Eve. Your reliance on a single advertiser is material information to investors and should be appropriately disclosed and discussed at the relevant places in the registration statement. Also, please include a risk factor addressing your reliance on a single advertiser, or tell us why you think this is not a material risk.

The Clinic Process - page 23

33. You state that Dr. Berman is an Assistant Clinical Professor of
OBGYN and Pschiatry at Northwestern University. However, her employment agreement states that she will devote 100% of her attention to the company`s business. It is unclear how she can be a professor and still devote her full attention to the company`s business. Please reconcile these statements. Also, disclose how much she is paid by the University and who receives her salary.

Research and Clinical Trials - page 26

34. Please refer to the first paragraph under this heading. It does not appear that the research discussed was conducted at the Berman Center. In addition, the last sentence of the paragraph refers to "ongoing" research projects although disclosure elsewhere indicates that you have not been engaged in any research projects since 2004 and have no arrangements to conduct any in 2006. Please explain.

Continuing Medical Education Courses - page 26

35. Although you indicate that the course is conducted annually, we note that you have, to date, only conducted it once in 2004.
Please
discuss why it was not held in 2005.

Growth Strategies - page 26

36. You say that the satellite centers you intend to open will be "wholly owned and managed by the existing team." Please explain why you will not own them, and who the owners will actually be. Also describe your financial arrangements with the "existing team." Disclose when the satellite locations will open and how many employees will staff them.


Legal Environment and our Relationship with Physicians- page 28

37. Please tell us why, in the absence of a written agreement with Dr. Locker regarding his relationship to the company, you believe that you are in compliance with the Stark requirements and the relevant provisions of Illinois law discussed in the risk factor section.

Directors, Executive Officers and Control Persons - page 37

38. Please revise the information provided for each person to include their specific employment for the most recent five years.

Certain Relationships and Related Transactions - page 43

39. We have considered your response to comment 104. However, the information provided does not include a number of the transactions with 5% shareholders, or your officers, including Dr. Berman, that are required to be disclosed. Please expand the disclosure to cover the required persons, transactions and time periods.

Exhibits

40. Exhibit 1.5(a) references a February 10, 2005 agreement.
Please
file this agreement.


Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

41. Please refer to the revision made in response to comment 111 and the definition of radio/media revenue discussed in "Business Overview" on page 20. Based on the definition, radio/media revenue represents advertising revenue earned from sponsors advertising on the Dr. Laura Berman radio show which is different from company and executive appearances as discussed on page F-10. Please revise the filing to clarify your accounting policy for radio/media revenue.




Note 8 - Stockholders` Equity

Common Stock, page F-15

42. We note during the six months ended June 30, 2005 you issued Class A Warrants and Class B Warrants to outside investors. We also note per Exhibit 4.1 Section 8 and Exhibit 4.2 Section 8 that you shall register the common stock issued or issuable upon exercise of the warrants. It would appear that this clause would require you to issue registered shares when the warrants are exercised. Pursuant to paragraphs 14 - 18 of EITF 00-19 since you are required to deliver register shares the fair value of warrants should be classified as an asset or liability. Please revise your financial statements accordingly.

43. It appears the warrants issued may be required to be recorded as a derivative under FAS 133 and DIG A17. Please address the criteria in paragraphs 6-9 of FAS 133, specifically telling us if there is a cashless exercise option.

General

44. We have read your response to comment 114. Please confirm to us that you will revise your Form 10SB filed on July 5, 2005 to reflect the changes to your SB-2, as applicable.




*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joseph Roesler at 202-551-3628 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director





Cc:	Jeryl A. Bowers, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Blvd., 7th Floor
	Los Angeles, CA  90067
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Samuel P. Chapman
Berman Center, Inc.
December 2, 2005
Page 10